SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NYMOX PHARMACEUITCAL CORPORATION

 (Name of Issuer)

Common Shares

(Title of Class of Securities)

67076P102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Paul Averback
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 16,749,914
	6	SHARED VOTING POWER: 607,031
	7	SOLE DISPOSITIVE POWER: 16,749,914
	8	SHARED DISPOSITIVE POWER: 607,031
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,346,945
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 45.86%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1(a).	Name of Issuer Nymox Pharmaceutical Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices 9900 Cavendish Blvd., Suite 306 St. Laurent, Quebec, Canada, H4M 2V2

Item 2(a).	Name of Persons Filing Paul Averback

Item 2(b).	Address of Principal Business Office or, if none, Residence c/o Nymox Pharmaceutical Corporation 9900 Cavendish Blvd., Suite 306 St. Laurent, Quebec, Canada, H4M 2V2

Item 2(c).	Citizenship See Item 4 of the cover pages attached hereto.

Item 2(d).	Title of Class of Securities Common Shares

Item 2(e).	CUSIP Number 67076P102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4(a).	Amount Beneficially Owned*** See Item 9 of the attached cover pages.

Item 4(b).	Percent of class See Item 11 of the attached cover pages.

Item 4(c).

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of the attached cover pages

(ii) Shared power to vote or to direct the vote

See Item 6 of the attached cover pages

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of the attached cover pages

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of the attached cover pages

***The reporting person beneficially owns an aggregate of 17,346,945 common shares (the “Shares”) of the Issuer, which includes the following Shares in which the reporting person may be deemed to have shared voting or dispositive power: 607,031 Shares held in and managed by a trust in which the reporting person is co-trustee. The reporting person hereby disclaims any beneficial interest of any such Shares in excess of his actual pecuniary interest therein, and the inclusion of these Shares in this report shall not be deemed an admission of beneficial ownership of the Shares for purposes of Sections 13(d) or 13(g) of the Act, or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2013

PAUL AVERBACK

/s/ Paul Averback